UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Professional Diversity Network, LLC

File No. 333-181594 - CF#28852

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Professional Diversity Network, LLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 23, 2012, as amended.

Based on representations by Professional Diversity Network, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2014
Exhibit 10.2	through March 31, 2014
Exhibit 10.3	through March 31, 2014
Exhibit 10.4	through March 31, 2014
Exhibit 10.12	through January 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director